Filed pursuant to Rule 433

Registration No. 333-223191

March 25, 2020

Pricing Term Sheet

HSBC Holdings plc

$2,500,000,000 4.950% Senior Unsecured Notes due 2030 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Securities (USA) Inc. (“HSI”)

Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

BBVA Securities Inc.

Commerz Markets LLC

Danske Markets Inc.

ING Financial Markets LLC

Lloyds Securities Inc.

Natixis Securities Americas LLC

RBC Capital Markets, LLC

UniCredit Capital Markets LLC

Structure:	Fixed Rate Senior Unsecured Notes

Issuer Ratings:*	A2 (negative) (Moody’s) / A (negative) (S&P) / A+ (stable) (Fitch)

Expected Issue Ratings:*	A2 (Moody’s) / A (S&P) / A+ (Fitch)

Pricing Date:	March 25, 2020

Settlement Date:	March 31, 2020 (T+4) (the “Issue Date”)

Maturity Date:	March 31, 2030

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	$2,500,000,000

Benchmark Treasury:	UST 1.500% due February 15, 2030

Treasury Yield:	0.816%

Treasury Price:	106-15+

Re-offer Spread:	UST + 415 basis points

Coupon:	4.950%

Re-offer Yield:	4.966%

Issue Price:	99.875%

Gross Fees:	0.400%

Net Price:	99.475%

Net Proceeds to Issuer:	$2,486,875,000

Interest Payment Dates:	Interest on the Notes will be payable semi-annually in arrear on March 31 and September 30 of each year, beginning on September 30, 2020.

Redemption by Noteholders:	The Notes are not redeemable at the option of the noteholders at any time.

Tax Event Redemption:	HSBC Holdings may redeem the Notes in whole (but not in part) in its sole discretion upon the occurrence of certain tax events. The redemption price will be equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption.

Agreement with Respect to the Exercise of UK Bail-in Power:

By its acquisition of the Notes, each noteholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree, notwithstanding any other term of the Notes, the Indenture or any other agreements, arrangements or understandings between HSBC Holdings and any noteholder, to be bound by (a) the effect of the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below); and (b) the variation of the terms of the Notes or the Indenture, if necessary, to give effect to the exercise of any UK bail-in power by the relevant UK resolution authority. No repayment or payment of Amounts Due (as defined below) will become due and payable or be paid after the exercise of any UK bail-in power by the relevant UK resolution authority if and to the extent such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise.

Moreover, each noteholder (which, for these purposes, includes each beneficial owner) will consent to the exercise of any UK bail-in power as it may be imposed without any prior notice by the relevant UK resolution authority of its decision to exercise such power with respect to the Notes.

For these purposes, “Amounts Due” are the principal amount of, and any accrued but unpaid interest, including any Additional Amounts (as defined in the Prospectus Supplement), on the Notes. References to such amounts will include amounts that have become due and payable, but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority.

For these purposes, a “relevant UK resolution authority” is any authority with the ability to exercise a UK bail-in power.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the UK, relating to the transposition of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended, supplemented or replaced from time to time (the “BRRD”) or otherwise, including but not limited to the Banking Act and the instruments, rules and standards created thereunder, pursuant to which (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised. A reference to a “regulated entity” is to any BRRD Undertaking as such term is defined under the PRA Rulebook promulgated by the PRA, as amended from time to time, which includes certain credit institutions, investment firms, and certain of their parent or holding companies or any comparable future definition intended to designate entities within the scope of the UK recovery and resolution regime.

Governing Law:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York. Any legal proceedings arising out of, or based upon, the Indenture or the Notes may be instituted in any state or federal court in the Borough of Manhattan in the City of New York, New York.

Day Count Convention:	30/360 (following, unadjusted)

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Paying Agent:	HSBC Bank USA, National Association.

CUSIP:	404280CF4

ISIN:	US404280CF48

* A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or HSBC Securities (USA) Inc. will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.

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